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                                                                       Exhibit 2


                                  PRESS RELEASE

                           NEVADA ENERGY COMPANY, INC.

                                 MARCH 15, 1996

Nevada Energy Company, Inc., NASDAQ: NNRGA, ("Company") is pleased to announce the execution of a binding agreement ("Agreement") for the sale of 1,999,995 Series A Preferred Shares ("Series A Preferred") valued at $2.50 per share with Waterford Trust Company Limited ("Waterford").

Upon execution of remaining documentation attendant to the issuance of the Series A Preferred shares, the current Board of Directors will resign their respective positions. Waterford will then assume control of the Company's Board of Directors and reduce the number of Directors to three. Two of the newly appointed Directors will be independent Directors. Further, the Company's President and Chief Executive Officer, Jeffrey Antisdel, and Vice President, Richard Cascarilla, will resign their positions as officers in the Company effective May 31, 1996. However, Messrs, Antisdel and Cascarilla will continue as advisors to the newly appointed Board of Directors pursuant to two (2) year consulting agreements with the Company. Messrs. Antisdel and Cascarilla's positions will be replaced by officers appointed by the new Board of Directors.

Upon the change of control scheduled to occur on or before March 31, 1996, Waterford has advised the Company that it intends to increase the business operations of the Company through mergers and acquisitions of companies operating in various diversified businesses. Upon consummation, Waterford will control the Board of Directors and may become the controlling shareholder of the Company.

The Agreement for the sale of the Series A Preferred provides for Waterford and its designees to acquire 1,999,995 Series A Preferred shares in incremental installments over a period of one year. The Certificate of Designations for the Series A Preferred shares will include terms which include, but are not limited to, provision for liquidation preference limitation equal to the actual amount of funds paid to the Company. The Series A Preferred shares will not accrue dividends and will have the right to convert to the Company's Class A Common shares. The Agreement for sale also provides that Waterford's purchase of Series A Preferred will be evidenced by a promissory note secured by a pro rata pledge of Series A Preferred shares until fully paid.

As additional security of Waterford's indebtedness, the Company will cause a total of five (5) shares of Series B Preferred ("Series B Preferred") to be issued to each of the current Board of Directors, with one (1) Series B


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Preferred share to be voted by each current Director.  The Certificate of
Designations for the five (5) Series B Preferred shares will specify that each be valued at $2.50 per Series B Preferred share. The Series B Preferred shares will not be entitled to any dividends, but will be entitled to a return of capital in the sum of $2.50 for each Series B Preferred Share issued and outstanding. The Series B Preferred shares will have priority to the holders of any class of common stock upon a winding up of the Company.



NNRGA NEWS RELEASE (CONTINUED)
MARCH 15, 1996
PAGE 2 OF 3


Additional terms for the Series B Preferred shares provides that in the event of a default by Waterford in the payment of the first $500,000 ("Default"), the holders of Series B Preferred shares shall be entitled to appoint a director (the "Fourth Director") to the Board of the Company. The Fourth Director, if appointed, will have the ability to act for and on behalf of the Board of Directors to exercise Default remedies. If the Default is cured by Waterford, the Fourth Director will immediately be deemed to have resigned.

Following payment of the first $500,000 by Waterford, the holders of Series B Preferred shares will lose the right to appoint a Fourth Director, provided, however, that upon Waterford's having paid or advanced the sum of $4,999,987.50, the Company will redeem the Series B Preferred shares following the Company's payment of $2.50 for each of the five (5) Series B Preferred shares then issued and outstanding. Further, having paid or advanced to the Company the sum of $4,999,987.50, Waterford shall have the option to purchase the Series B Preferred shares from the holders thereof at a price of $2.50 per share ("Purchase Option"). Upon Waterford's exercise of the Series B Purchase Option and acquiring the Series B Preferred shares, the five (5) Series B Preferred shares will automatically be converted to five (5) Series A Preferred shares with no change in rights or privileges of the Series A Preferred shares.

The Company's new Board of Directors may not amend the terms of purchase for the 1,999,995 Series A Preferred shares without the consent of a majority of the Series B Preferred shares voted by the Company's current Board of Directors of the Company, which consent may not be unreasonably withheld. The Series A Preferred shares will be entitled to one vote for each share of Series A Preferred. Waterford will have the right to vote all of the Series A Preferred shares and will therefore initially control approximately 13.1% of the voting shares of all classes of stock of the Company having voting rights.

Waterford has also notified the Company of its intent to purchase from Nevada


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Energy Partners I, Limited Partnership, ("NEP"), 4,437,473 Class B Common shares of the Company.  The Company is a 60% owner and sole limited partner of NEP.
All Class B Common shares are controlled and voted by Nevada Electric Power Company ("NEPC"), a Nevada corporation wholly owned by the Company's Chairman, President and Chief Executive Officer, Jeffrey Antisdel.

Terms of the proposed sale of Class B Common to Waterford are to include, but not be limited to, pro rata installments of $50,000 per month over a period of twenty four (24) months to NEPC, with closing contingent upon, (i) the Company executing documentation precedent to closing the sale of Series A Preferred by the Company to Waterford, (ii) the Company releasing its NEP partnership interests and litigation interests in Case No. CV92-04609 currently pending in the Nevada Second Judicial District Court to NEPC, and (iii) and compliance with applicable securities law. Closing is anticipated to occur on or about July 1, 1996.


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NNRGA NEWS RELEASE (CONTINUED)
MARCH 15, 1996
PAGE 3 OF 3


If Waterford completes the purchase of all Class B Common shares, Waterford will control an estimated 42.2% of all classes of voting stock of the Company.

The Company also announced that Waterford's directors may, in their sole discretion, elect to relocate the Company's corporate offices.

Nevada Energy Company's current corporate offices have recently been relocated to 401 E. Fourth Street, Reno, Nevada 89512. These office facilities are owned by a subsidiary of the Company.

FOR FURTHER INFORMATION CONTACT:   JEFFREY ANTISDEL, PRESIDENT
(702) 786-7979


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